EXHIBIT 12
REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006
Earnings available for fixed charges:
Income before taxes and Noncontrolling interests	$220,729	$137,955	$199,263	$180,343	$170,568
Interest expense	19,576	23,284	32,647	26,650	24,160
Estimated interest component of rental expense	6,594	6,297	5,318	4,433	2,500

Total earnings available for fixed charges	$246,899	$167,536	$237,228	$211,426	$197,228

Fixed charges:
Interest expense	$19,576	$23,284	$32,647	$26,650	$24,160
Estimated interest component of rental expense	6,594	6,297	5,318	4,433	2,500

Total fixed charges	$26,170	$29,581	$37,965	$31,083	$26,660

Ratio of earnings to fixed charges	9.4	5.7	6.3	6.8	7.4